UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            CENTURY ALUMINUM COMPANY
                                (Name of Issuer)

                          COMMON STOCK, $0.01 Par Value
                         (Title of Class of Securities)

                                   156431 10 8
                                 (CUSIP Number)

                                Company Secretary
                                   Glencore AG
                        Baarermattstrasse 3, P.O. Box 666
                            CH-6341 Baar, Switzerland
                              Phone: 41-41-709-2563
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 19, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156431 10 8                  13D                    Page 2 of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Glencore AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        9,320,089 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    9,320,089 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,320,089 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 156431 10 8                  13D                    Page 3 of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Glencore International AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        9,320,089 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    9,320,089 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,320,089 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 156431 10 8                  13D                    Page 4 of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Glencore Holding AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        9,320,089 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    9,320,089 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,320,089 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Explanatory Note:

      This Amendment No. 1 (this "Amendment") amends the original Schedule 13D (the "Original Schedule 13D") filed by Glencore AG, Glencore International AG and Glencore Holding AG (collectively, the "Reporting Persons") with the Securities and Exchange Commission on April 12, 2001 relating to the common stock, par value $0.01 per share ("Common Stock") of Century Aluminum Company (the "Company"). The information set forth in this Amendment reflects, among other things: (i) a decrease in the percentage of Common Stock beneficially owned by the Reporting Persons following the Company's issuance and sale of 9,000,000 shares of Common Stock in a registered public offering that closed on April 14, 2004 and (ii) the conversion of 500,000 shares of the Company's 8% cumulative convertible preferred stock owned by Glencore AG into 1,395,089 shares of Common Stock.

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original
Schedule 13D.

Item 1. Security and Issuer

      Item 1 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

      This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Century Aluminum Company (the "Company"), a Delaware corporation.

      The Company's principal executive office is located at 2511 Garden Road, Building A, Suite 200, Monterey, California 93940.

Item 2. Identity and Background

      Item 2 of the Original Schedule 13D is hereby amended by replacing
Schedule I referenced therein with Schedule I to this Amendment.

Item 5. Interest in Securities of the Issuer

      Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

      (a) The Reporting Persons beneficially own an aggregate of 9,320,089 shares of Common Stock, or 29.5% of the shares of Common Stock deemed outstanding. The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) named in
Item 2 is set forth opposite his respective name on Schedule I hereto. The beneficial ownership percentages set forth herein and on Schedule I hereto are based on the sum of (i) the 30,221,266 shares of Common Stock reported outstanding at April 26, 2004 in the Company's most recent quarterly report of Form 10-Q filed with the Securities and Exchange Commission on May 5, 2004 and
(ii) the 1,395,089 shares of Common Stock issued upon conversion of the 500,000 shares of the Company's 8% cumulative convertible preferred stock (the "Preferred Stock") owned by the Reporting Persons.

      (b) The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 9,320,089 shares of Common Stock. To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons) named in Item 2 has the sole power to vote or to direct the vote and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his name on Schedule I hereto.

      (c) On May 19, 2004, Glencore AG converted the 500,000 shares of the Preferred Stock owned by it into 1,395,089 shares of Common Stock at a conversion price of $17.92 per share. The conversion was effected in accordance with the terms of the Certificate of Designation for the Preferred Stock, which is attached as Exhibit 3 to the original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 12, 2001. On April 13, 2004, Mr. Craig A. Davis, the Company's Chairman and Chief Executive Officer and a director of Glencore International AG, acquired 44,212 shares of Common Stock upon the vesting of performance share units previously granted to him under the Company's 1996 Stock Incentive Plan. To the best knowledge of the Reporting Persons, except for the foregoing, there have been no transactions in Common Stock by the Reporting Persons or any other person named in Item 2 during the past sixty days.

      (d) None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Item 6 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

      The Company and Glencore AG are parties to the Stock Purchase Agreement, pursuant to which Glencore AG purchased 500,000 shares of the Company's Preferred Stock.

      Each of Glencore International AG, Craig A. Davis and Willy R. Strothotte is a party to a Lock-Up Agreement (the "Lock-Up Agreement"), dated as of March 25, 2004, pursuant to which each of them has agreed that without the prior written consent of Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated, as representatives on behalf of the underwriters of the Company's registered public offering that closed on April 14, 2004, none of them will, during the period ending 90 days after April 7, 2004: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock.

      Except as set forth in the Stock Purchase Agreement, which is attached as
Exhibit 2 to the original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 12, 2001 and incorporated herein by reference, and the Lock-Up Agreement which is attached as Exhibit 3 hereto and incorporated herein by reference, to the best of the knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

1.    Joint Filing Agreement (filed herewith).

2. Stock Purchase Agreement, dated as of March 30, 2001, by and between the Company and Glencore (incorporated by reference to Exhibit 2 to the original Schedule 13D previously filed with the Securities and Exchange Commission on April 12, 2001).

3. Lock-Up Agreement, dated as of March 25, 2004, by and among Credit Suisse First Boston LLC and Morgan Stanley & Co. Incorporated and the persons listed on Schedule I thereto (filed herewith).

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date May 21, 2004


                                        Glencore AG

                                        By: /s/ Eberhard Knoechel
                                            ---------------------------------
                                            Name:  Eberhard Knoechel
                                            Title: Director

                                        By: /s/ Andrew Bentley
                                            ---------------------------------
                                            Name:  Andrew Bentley
                                            Title: Officer


                                        Glencore International AG

                                        By: /s/ Zbynek E. Zak
                                            ---------------------------------
                                            Name:  Zbynek E. Zak
                                            Title: Director

                                        By: /s/ Ivan Glasenberg
                                            ---------------------------------
                                            Name:  Ivan Glasenberg
                                            Title: Director


                                        Glencore Holding AG

                                        By: /s/ Willy R. Strothotte
                                            ---------------------------------
                                            Name:  Willy R. Strothotte
                                            Title: Director

                                        By: /s/ Ivan Glasenberg
                                            ---------------------------------
                                            Name:  Ivan Glasenberg
                                            Title: Director

                                   SCHEDULE I

      Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore AG, Glencore International AG and Glencore Holding AG. The executive officers of each of Glencore AG and Glencore Holding AG are the directors of each of such companies. The executive officers of Glencore International AG are the persons listed as directors whose principal occupation is with Glencore International AG. Unless otherwise indicated, the present principal occupation of each person is with Glencore International AG. If no business address is given, the director's or officer's address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland. To the best knowledge of the Reporting Persons, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock of the Company.

Directors of Glencore AG:

Name                            Position                       Business address           Share Ownership
----                            --------                       ----------------           ---------------
Willy R. Strothotte             Chairman                                                  23,500 shares of Common
(Citizen of Germany)                                                                      Stock which includes
                                                                                          23,500 shares which are
                                                                                          subject to options
                                                                                          presently exercisable,
                                                                                          representing .07% of the
                                                                                          Company's outstanding
                                                                                          Common Stock.

Zbynek E. Zak                   Chief Financial Officer

Eberhard Knoechel               Director                                                  23,300 shares of Common
                                                                                          Stock, representing .07%
                                                                                          of the Company's
                                                                                          outstanding Common Stock

Josef Bermann                   Director

Ivan Glasenberg                 Chief Executive Officer
(Citizen of Australia)

Directors of Glencore International AG:

Name                            Position                       Business address           Share Ownership
----                            --------                       ----------------           ---------------
Willy R. Strothotte             Chairman                                                  23,500 shares of Common
(Citizen of Germany)                                                                      Stock which includes
                                                                                          23,500 shares which are
                                                                                          subject to options
                                                                                          presently exercisable,
                                                                                          representing .07% of
                                                                                          the Company's
                                                                                          outstanding Common
                                                                                          Stock.

Ivan Glasenberg                 Chief Executive Officer
(Citizen of Australia)

Zbynek E. Zak                   Chief Financial Officer

Peter A. Pestalozzi             Attorney, Pestalozzi           Loewenstrasse 1
                                Gmuer & Patry                  CH-8001 Zurich,
                                                               Switzerland

Craig A. Davis                  Chairman & Chief Executive     2511 Garden Road, Bldg.    349,025 shares of Common
(Citizen of the US)             Officer of the                 A, Suite 200, Monterey,    Stock which includes
                                Company                        California 93940           150,000 shares which are
                                                                                          subject to options
                                                                                          presently exercisable,
                                                                                          representing 1.1% of the
                                                                                          Company's outstanding
                                                                                          Common Stock.

Directors of Glencore Holding AG:

Name                            Position                       Business Address           Share Ownership
----                            --------                       ----------------           ---------------
Willy R. Strothotte             Chairman                                                  23,500 shares of Common
(Citizen of Germany)                                                                      Stock which includes
                                                                                          23,500 shares which are
                                                                                          subject to options
                                                                                          presently exercisable,
                                                                                          representing .07% of
                                                                                          the Company's
                                                                                          outstanding Common
                                                                                          Stock.

Ivan Glasenberg                 Chief Executive Officer
(Citizen of Australia)

Zbynek E. Zak                   Chief Financial Officer

Peter A. Pestalozzi             Attorney, Pestalozzi           Loewenstrasse 1
                                Gmuer & Patry                  CH-8001 Zurich,
                                                               Switzerland

Craig A. Davis                  Chairman & Chief               2511 Garden Road,          349,025 shares of Common
(Citizen of the US)             Executive Officer of           Bldg. A Suite 200,         Stock which includes
                                the Company                    Monterey                   150,000 shares which are
                                                               California 93940           subject to options
                                                                                          presently exercisable,
                                                                                          representing 1.1% of the
                                                                                          Company's outstanding
                                                                                          Common Stock.

Eberhard Knoechel               Director                                                  23,300 shares of Common
                                                                                          Stock, representing .07%
                                                                                          of the Company's
                                                                                          outstanding Common
                                                                                          Stock.

Daniel Dreyfuss                 Managing Director -            50 Berkley Street,
                                London Office                  London W1J 8HD,
                                                               United Kingdom